Exhibit (a)(1)(D)

Form of Confirmation to Eligible Employees

To:	All Eligible Employees

From:	info@mail.infiniteequity.com

Date:	[•]

Subject:	Confirmation of Election to Participate in Offer to Exchange

IGM BIOSCIENCES OPTION EXCHANGE PROGRAM

IGM Biosciences, Inc. (“IGM”) has received your election, via the offer website, by which you elected to accept or reject IGM’s offer to exchange certain outstanding options for restricted stock units (“RSUs”) with respect to some or all of your outstanding eligible option grants, subject to the terms and conditions of the offer.

Your election has been recorded as follows:

Name:

Employee ID:

Date and Time:

[1]

This column displays the number of shares of IGM Biosciences’ common stock subject to the stock option grant as of July 18, 2024 (assuming no exercise or early termination occurs, through July 18, 2024).

[2]

This column displays the number of vested shares of IGM Biosciences’ common stock subject to the stock option grant as of July 18, 2024 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through July 18, 2024).

[3]	The number of new RSUs received in the exchange will vary based on the exercise price of the options you are exchanging.
[4]

50% of the new RSUs received in exchange for vested eligible options shall vest on the 1-year anniversary of the RSU grant date, and the remaining new RSUs shall vest in 4 equal quarterly installments over the following year, in each case subject to continued service through the applicable vesting date.

[5]

50% of new RSUs received in exchange for unvested eligible options shall vest on the date that is 18 months following the RSU grant date, and the remaining new RSUs shall vest in 6 equal quarterly installments over the following 18 months, in each case subject to continued service through the applicable vesting date.

In all events, vesting is subject to continued service with IGM Biosciences through the applicable vesting date.

Please refer to the Option Exchange documents, including Section 7 of the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, for additional terms that may apply to the RSUs.

If you change your mind regarding your election, you may change your election to accept or reject the offer with respect to some or all of your eligible option grants by submitting a new, properly completed election. The new election must be delivered via IGM’s offer website no later than the offer expiration date, currently expected to be 9:00 PM Pacific Time, on July 18, 2024.

Only elections that are properly completed, signed, dated and actually received by IGM via the offer website before the offer expires will be accepted. Elections submitted by any other means, including email, facsimile, hand delivery, interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Infinite Equity by email at IGM@infiniteequity.com.

Please note that our receipt of your election is not by itself an acceptance of the eligible options for exchange. For the purposes of the offer, IGM will be deemed to have accepted eligible options for exchange that are validly tendered and not properly withdrawn as of when IGM gives oral or written notice to the option holders generally of its acceptance for exchange of such eligible options, which notice may be made by press release, email or other method of communication. IGM’s formal acceptance of the properly tendered eligible options is expected to take place shortly after the expiration of the offer.

This notice does not constitute the Offer to Exchange Certain Outstanding Options for Restricted Stock Units (referred to as the “Offer to Exchange”). The full terms of the offer are described in (1) the Offer to Exchange; (2) the launch email, dated June 20, 2024, announcing the offer; and (3) the election terms and conditions, together with its associated instructions. You may access these documents through IGM’s EDGAR filings on the U.S. Securities and Exchange Commission’s website at www.sec.gov, on IGM’s offer website at www.myoptionexchange.com, or by contacting Infinite Equity at IGM@infiniteequity.com.

[PARTICIPANT ELECTION SIGNATURE]

We strongly encourage you to print this email and keep it for your records.

If the above is not your intent, you may log back into the option exchange website (www.myoptionexchange.com) to change your election on or before July 18, 2024 at 9:00 PM Pacific Time.

If you have questions about the Option Exchange or this confirmation notice, please contact IGM@infiniteequity.com.

CHANGE ELECTIONS

Please do NOT reply to this email. This mailbox is not monitored and you will not receive a response.

The Option Exchange is being made pursuant to the terms and conditions set forth in IGM Biosciences’ Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Exchange, filed with the Securities and Exchange Commission, which are available free of charge at http://www.sec.gov or on the Option Exchange website located at: www.myoptionexchange.com. You should read these written materials carefully because they contain important information about the Option Exchange, including risks related thereto.